UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Aerospace Flight Technologies, LLC, also doing business as (DBA) 0-G launch

Legal status of issuer

> **Form**
> Limited Liability Company

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> August 15, 2019

Physical address of issuer
1101 30th Street NW
Suite 500
Washington, DC 20007

Website of issuer
www.0-glaunch.com

Current number of employees
0

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

Financial Line Item	2022	2021
Total Assets	$3,339	$16,631
Cash	$3,339	$16,631
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$30,886	-$27,784

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

April 19, 2023

FORM C-AR

Aerospace Flight Technologies, LLC



Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Aerospace Flight Technologies, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://0-glaunch.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking
statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Aerospace Flight Technologies (the "Company") is a Delaware Limited Liability Company, formed on August 15, 2019.

The Company is located at 1101 30TH Street NW, Suite 500, Washington, DC 20007

The Company's website is www.0-glaunch.com

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Aerospace Flight Technologies, dba 0-G Launch, aims to offer innovative airborne spaceflight support services to the aerospace industry and peripheral markets. Our company plans to operate specially-modified Boeing aircraft to provide microgravity environments as a platform of services to the space industry for development of science and R&D payloads, human space flight training and consumer parabolic (zero gravity) flights. In a second phase, we plan on providing air-launch services to rocket and hypersonic air-launched vehicle developers.

Our company plans to operate from its main base and headquarters in the USA, and aims to expand to a network of six (6) company-operated Space Jet (TM) aircraft located in Europe, Middle East, India, South-East Asia and Latin America.

With our team of very experienced and respected aerospace specialists, we plan on having a key role in enabling development of our industry's technologies for better and more economical access to space.

Our company vision is: "Bringing Earth Closer to Space"

RISK FACTORS

Material factors that make an investment in Aerospace Flight Technologies, LLC speculative or risky:

1. Public health epidemics or outbreaks could adversely impact our business. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the emergence of variants, among others. In particular, the spread and treatment of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Impact of global COVID continued developments on potentially restricting our domestic and international flight operations. Any potential flight could be impacted by developments of the Covid19 virus.

7. Slower than expected commercial rollout of passenger zero-gravity flights. Delay in raising required $4 million in funding for subsequent A-round, which would delay procurement of aircraft and implementation of required modifications for specialized flights.

8. Damage or malfunction, grounding aircraft for any period of time. Complete loss of aircraft due to an unforeseen accident.

9. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being

offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in theCompany. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of

information could put Investors at a disadvantage in general and with respect to other security holders.

14. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. 19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR

BUSINESS PLAN

The space industry plans to grow into a $1 trillion dollar the economy in the next decade. The space industry is now launching more rockets and satellites then in the last 50 years combined. The industry is training more people to go to space. The world is getting ready to set up commercial infrastructure on the moon, Mars and beyond.

To support the fast growth of the space industry, better platforms are needed for testing special equipment and future astronauts in zero gravity. The systems available today, with high-altitude balloons, sub-orbital rockets, and missions to the space stations are simply too expensive and too complex to accommodate the hundreds of new companies joining our space industry.

That's where our company, 0-G Launch comes in. Our expert team has designed a specially-modified high-tech& modern Boeing aircraft we call the Space Jet. We plan to offer the most economical, high-precision and easy-to-schedule microgravity testing platform in the market.

Our aim is to fly our SpaceJet for science missions, astronaut training and launch system developers -AND researchers get to fly with their equipment. Another very exciting part of our business, will be the amazing zero-gravity flights offered to the general public worldwide, at the lowest price available in the market.

Our team has combined over a 100-year experience in the aerospace industry.

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Robert Feierbach

Principal occupation and employment responsibilities during at least the last three (3) years with startand ending dates

Start Date	End Date	Company	Position / Title
11/01/2018	02/01/2021	Swedish Space Corporation	Business and Technology Innovation(Contract)
01/01/2004	Present	Clarkebelt Space	President and Founder
08/14/2019	Present	Aerospace Flight Technologies, LLC	Co-founder and CEO
06/01/2021	Present	G-Space, Inc	Business Strategy Board Advisor
10/01/2015	09/01/2018	Space Systems Loral	Vice President

Short Bio: Robert Feierbach is a well-recognized Space industry expert with an impressive track record in developing groundbreaking satellite technologies and services around the world.

During the past 25 years, Robert held CEO/CCO and VP positions at Echostar in the Netherlands, SES Global in Luxembourg, various Eutelsat / ViaSat partnerships in France, Italy and the USA, Hughes Network Systems' International Division, SpaceX, and Space Systems Loral, part of the Maxar Group. Robert also lead the commercial launch of the world's first Ka-Band spot-beam high-throughput satellite(HTS), and has been involved in running and growing two successful aerospace startups, respectively generating $150 million and $2 billion in yearly revenues today.

Robert holds a Bachelor's degree in Computer Science Applications from the University of Utah, and an MBA from the Thunderbird School of Global Management. He speaks seven languages fluently and has lived and traveled across the planet.

Work History: (linkedin.com/in/robertfeierbach)

CAPITALIZATION/OWNERSHIP

Securities

The Company has 2,125,882 common units authorized, with 2,000,000 outstanding. These common units have voting rights.

The Company also has 267,021 units of options and/or common units eligible for reward to employees and/or service providers.

Ownership

Name	Class	Ownership %
Robert Feierbach	Common	65.82715%
GBF Ventures	Common	33.91095%
MG Teixeira Inc	Common	.2619%

The Company has conducted the following prior Securities offerings in the past three years:

1. **Regulation CF**

    Portal
    Netcapital Funding Portal Inc., an affiliate of Netcapital, and a FINRA/SEC registered funding portal

    Security Type
    Common Units

Money Raised
$49,761

Use of Proceeds
Sales, Marketing, & Legal

Offering Date
Q3 2021

2. **Series A**

Broker/Dealer
Height Capital Markets, a broker-dealer registered with and subject to regulatory oversight by FINRA and the SEC

Security Type
Preferred - A

Money Raised
$0 as of April 19, 2023

Use of Proceeds
Capital Investment, Hiring of key personnel, working capital

Offering Date
Q2 2023

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

As of April 2023, our company is still in the development stages and thus is a "pre-revenue" company, having not yet delivered any commercial products or services to the market. Our hope is for that to change and zero gravity / micro gravity flights to commence in Q4 of 2024.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited

investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

DocuSigned by:

Robert Feierbach

4C6ACEED01D34A9...

Signature

Robert Feierbach

Name

Founder & CEO

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Robert Feierbach

4C6ACEED01D34A9...

Signature

Robert Feierbach

Name

Founder & CEO

Title

13

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

I, Robert Feierbach, being the Founder and CEO of Aerospace Flight Technologies, LLC, a Delaware limited liability company (the "Company"), hereby certify as of this that:

the accompanying unaudited financial statements and tax returns of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 202, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects

DocuSigned by:

Robert Feierbach

4C6ACEED01D34A9...

Signature

Robert Feierbach

Name

Founder & CEO

Title

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

Aerospace Flight Technologies
dba 0-G Launch
Profit and Loss
January 2021 - December 2022

	2021	2022
Revenues	0.00	0.00
Expenses		
Advertising & Marketing	4,880.45	1,603.96
Bank Charges & Fees	66.00	103.16
Legal & Professional Services	9,948.00	17,500.00
Meals & Entertainment	369.03	321.89
Office Supplies & Software	3,903.45	3,250.13
Other Business Expenses	575.00	
Rent & Lease	3,372.97	3,089.76
Taxes & Licenses	844.00	
Travel	3,825.22	5,017.16
Total Expenses	**$ 27,784.12**	**$ 30,886.06**
Net Operating Income	**-$ 27,784.12**	**-$ 30,886.06**
Net Income	**-$ 27,784.12**	**-$ 30,886.06**

DocuSign Envelope ID: 0477D0E7-DAFB-439C-AABF-C682E17615AB

0-G Launch
Comparative Balance Sheet
2021 & 2022

	2021		2022
ASSETS			
Current Assets			
Cash & Cash Equivalents	16,631.59		3,339.13
Total Bank Accounts	$ 16,631.59	$	3,339.13
Total Current Assets	$ 16,631.59	$	3,339.13
TOTAL ASSETS	$ 16,631.59	$	3,339.13
LIABILITIES AND EQUITY			
Other Current Liabilities			
Due to Owner - R Feierbach	5,500.00		5,500.00
Total Other Current Liabilities	$ 5,500.00	$	5,500.00
Total Current Liabilities	$ 5,500.00	$	5,500.00
Total Liabilities	$ 5,500.00	$	5,500.00
Equity			
Owner's Investment - Netcapital	28,829.08		46,422.68
Owner's Investment Feierbach	9,360.29		9,360.29
Owner's Investment GBF	9,360.29		9,360.29
Retained Earnings	-8,633.95		-36,418.07
Net Income	-27,784.12		-30,886.06
Total Equity	$ 11,131.59	-$	2,160.87
TOTAL LIABILITIES AND EQUITY	$ 16,631.59	$	3,339.13